Exhibit 99.5

SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and International Financial Reporting Standards (“IFRS”)

The shares of Lundin Mining Corporation (“Lundin Mining” or “the Company”) trade on the Toronto Stock Exchange and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange (“OMX”) in Stockholm. Most companies that trade on the OMX are required to report in accordance with IFRS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the main differences between Canadian GAAP and IFRS and has identified the following items which would, or may, have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, were provided for in the purchase price allocation.

According to Canadian GAAP, an impairment test of long-lived assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates.

Under Canadian GAAP, a two step process is used to determine impairment. The first step, using undiscounted cash flows, is undertaken to determine if impairment exists. If the carrying values exceed the undiscounted cash flows, the second step measures the impairment using discounted cash flows. Under IAS 36, the test for impairment is not a two step process and impairment tests are undertaken using discounted cash flows only. This analysis may result in differing outcomes. The Company recorded impairment charges of $904.3 million and $350.0 million for the years ended December 31, 2008 and 2007 respectively. Additionally, under Canadian GAAP, any impairments recognized are not permitted to be reversed at a future date, whereas under IFRS, there is a requirement to periodically review for reverse impairment indicators.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $5 million on the Tenke acquisition. Under IAS 12, temporary tax differences on an asset purchase are not recognized.

Under IAS 39, once an available for sale equity investment is impaired, subsequent recoveries may be possible and would be recognized in equity. Under Canadian GAAP recoveries are not permitted.

Lundin Mining will be adopting IFRS effective January 1, 2011. As part of this conversion, the Company is performing detailed review of the conversion differences to IFRS and will continue to report these differences.